

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Via E-mail
Gareb Shamus, President
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, N.Y. 10019

    RE: Wizard World, Inc. (formerly GoEnergy, Inc.)
       Form 8-K
       Filed December 14, 2010 and amended February 18, 2011
       File No. 0-33383

Dear Mr. Shamus,

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Entry into a Material Definitive Agreement

1. Please reconcile the percent of shares held by KTC shareholders after the closing, as stated in this section as 96.4%, with the share exchange agreement, which refers to 95.51%.

2. Please include a discussion of the promissory notes issued at the time the share exchange was executed. See Section 7.08 of the Share Exchange Agreement. Also, it appears that the promissory notes are convertible. Please discuss and incorporate by reference to the exhibit, which was filed with the Form 8-K on November 16, 2010.

Our Business

Overview

3. We note the reference to you owning the rights to 14 pop culture and multimedia conventions; however, you have only listed 10 conventions. Please reconcile.

4. We note that you are in the process of acquiring from KTC LLC the rights to produce the Mid Ohio Comic Con and Houston Comic Con. Please tell us in more detail the status of your plans including the intended timeframe, estimated costs, and the intended source of funds to be used for these acquisitions.

5. We note the statement that you originated and produced the Anaheim Comic Con in April 2010. However, the financial statements, which are as of September 2010 do not reflect any revenues from this production and do not reflect any expenses associated with this. Please explain the nature of your involvement in this production and why revenues have not been/will not be received. Lastly, please explain how you were able to originate and produce the Anaheim convention when KTC Corp. was not incorporated until September 2010.

6. We note that you have scheduled 13 conventions for 2011 and plan on adding 5 more to that schedule. Please discuss in greater detail the anticipated costs associated with these conventions, the expected source(s) of funding, and the risks if you are unable to obtain such funding. Also, provide the basis for your projection that you will produce 25 conventions in 2012. Please explain whether you plan to acquire additional conventions or develop them in-house. If so, discuss the costs associated with such expansion efforts and your anticipated source(s) of funding and the risks if you are unable to obtain such funding.

7. Here or in another section, please identify the locations for the thirteen conventions scheduled for 2011.

8. Provide the basis for your belief that the male demographic consists of tens of millions of consumers in the US and has hundreds of billion dollars in spending power.

Conventions

9. Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K. In addition, please discuss the status of any proposed products. For instance, we note the discussion of your proposed new product in the interview with Gareb Shamus on www.ifanboy.com.

10. We note the statement, "[W]e earn revenue from ticket sales, exhibitor sales, sponsorships and promotions at our Comic Cons." (emphasis added); however we do not

understand the statement in light of the fact that your financial statements do not reflect any revenues through September 2010. Please revise to clarify.

11. Please disclose if known, what percentage of your revenues (will) come from Live Conventions and from Sponsorships and Promotions.

Sponsorships and Promotions

12. Please expand your discussion to provide more specificity regarding the company's offering advertisers "a full range of promotional vehicles on-site and through its public relations efforts."

13. Briefly explain the fee structure sponsors pay "based upon the position of their advertising media and the exposure it will receive".

14. Expand to explain in further detail the company's plans for co-creating promotions with "companies and brands seeking to benefit from the popularity of the Comic Cons…"

15. Please disclose if you have entered into any agreements or whether you are currently in negotiations.

Marketing

16. Discuss the costs of your marketing efforts promoting your conventions by way of television, radio, print and the Internet.

Trademarks and Copyrights

17. We note the statement, "[W]e have a portfolio of trademarks and service marks and maintain a catalog of copyrighted works." To the extent possible, please disclose your trademarks, service marks and copyrights and the durations. See Item 101(h)(4)(vii) of Regulation S-K.

Regulation

18. We note the disclosure that convention centers require that you obtain liability insurance and that you are in the process of obtaining such insurance. Please explain how the company was able to hold earlier events without this insurance.

Competition; Competitive Strengths

19. Please discuss the competitive business conditions in the industry and clarify your competitive position in your industry. Please explain the basis for your statement that you "have a competitive advantage over these comic cons because they do not have our economies of scale and operating efficiencies" in light of the fact that you have only

recently commenced your operations and have only produced two conventions. Also provide the basis for your statements regarding the size and volume of your conventions and how they provide leverage and "create a barrier to entry of new industry participants.

20. We note in the second paragraph that you do not try to compete with the San Diego Comic-Con and therefore "do not consider them a competitor." It would appear the San Diego Comic-Con's "history, size and well established industry presence" would be considered competitive strengths for that entity and that given the similarity in conventions, it and the other large operators of similar conventions would be your competitors. Please advise or revise.

Sales and Marketing Strategy

21. We note the informal arrangement the company has with Wizard Entertainment. Please disclose the nature of the affiliation with Wizard Entertainment, and the terms of the informal arrangement. In addition, it appears that all three of the magazines mentioned have ceased publication.

Growth Strategy

22. Please discuss in detail the company's plan to increase its presence in the comic con market "by acquiring the rights to conventions across North America and building and developing new shows in-house."

23. Please discuss the company's plans to finance its business expansion and clarify where the funds for expansion will come from. Does the company plan to offer securities or does it have access to credit lines or other financing arrangements? We note in the section "Going Concern" that management plans to raise additional funds through private placements.   Please discuss in greater detail.

Employees

24. We note that you do not have any employees of your own but obtain the services of employees of either KTC LLC or Wizard Entertainment. Given this disclosure, it appears that you are not producing these conventions but are instead relying upon these affiliated companies to produce the conventions and will enter into a formal agreement regarding this arrangement. Please revise the disclosure throughout this Form 8-K to provide clear disclosure of this fact and the impact it may have on your business and operations. Disclose the material terms of this arrangement. Lastly, please explain why your executive officers are not considered employees.

Risk Factors

25. Please add risk factors regarding the going concern raised by the independent registered public accountant, your lack of operating history, and lack of revenues.

Management's Discussion and Analysis
Overview

26. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Background

27. You disclose in the Business section that you originated and produced the Anaheim and Austin Comic Cons in 2010 however we note they are both omitted from the list of Comic Cons to which you have acquired the production rights as the result of the reorganization of KTC LLC. Please explain this inconsistency and clarify the identity of the party that originated and produced the Anaheim and Austin Comic Cons.

28. You disclose in the Business section that Comic Cons provide you with revenue from ticket sales, exhibitor sales and sponsorships. Tell us why and revise to explain why you did not generate any revenue from the Comic Cons you produced in 2010.

Management

29. Please briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

30. It is unclear whether Mr. Fields was still an officer and director at the time the Form 8-K was filed. Please clarify. If he was still an officer or director, please provide the business experience discussion required by Item 401(e) of Regulation S-K. If not, please disclose the date he ceased to be an officer or director.

Involvement in Certain Legal Proceedings

31. Since the company possesses the information to be in the position to know, please revise the opening sentence to make a definitive statement with respect to the company's directors and executive officers.

32. Please revise the disclosure regarding involvement in certain legal proceedings to include the past ten years, rather than five years, as required by Item 401(f) of Regulation S-K.

Executive Compensation

33. Please include compensation disclosure regarding Mr. Shamus.

Certain Relationships and Related Transactions

34. Please disclose whether any consideration has been paid to Wizard Entertainment or Wizard Conventions or any other affiliates of Mr. Shamus as a result of the related transactions discussed in this section.

Properties

35. We note that at the present time, the company has an informal arrangement with Wizard Entertainment for the offices it occupies. Please disclose the company's cost associated with leasing its current space.

Exhibits

36. We note that exhibit 10.1 is missing exhibits and/or schedules to the exhibit. Please file this exhibit in its entirety.

Item 9.01 Financial Statements and Exhibits

General

37. The purpose of providing predecessor financial statements is to provide investors with management's historical track record regarding the business it operated in the past and plans to continue to operate as a public company. It has come to our attention that either Wizard Entertainment or Wizard Conventions or both have operated Comic Cons for at least a decade yet we note that none of that information has been provided in the Form 8-K despite the fact that Wizard World plans to continue this line of business. We note that Gareb Shamus is the CEO and Chairman of both Wizard Entertainment and its wholly-owned subsidiary, Wizard Conventions. Tell us why the consolidated financial statements of Wizard Entertainment have not been included in the Form 8-K as the financial statements of

Wizard World. If you do not believe those financial statements should be included in the Form 8-K, please explain to us the substantive difference(s) between the revenue-generating activities of Wizard Entertainment (including its wholly-owned subsidiary, Wizard Conventions) and the planned activities of Wizard World.

38. You state the unaudited financial statements of KTC Corp. as of September 30, 2010 are filed as Exhibit 99.2. We note the KTC Corp. financial statements appear to be audited. Additionally, we note the financial statements are filed within the Form 8-K and are not filed as Exhibit 99.2. Please revise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director